Exhibit 4.34
Execution Version
DATED: 30 APRIL, 2010
BETWEEN
GIGAMEDIA ASIA PACIFIC LIMITED
AND
INFOCOMM ASIA HOLDINGS PTE. LTD.

SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made on the 30th day of April, 2010
BETWEEN:
(1)
GIGAMEDIA ASIA PACIFIC LIMITED (IBC NUMBER 1068168), a company incorporated in the British Virgin Islands and having its registered office at Overseas Management Company Trust (B.V.I.) Ltd., OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands (the “Subscriber”);and

(2)
INFOCOMM ASIA HOLDINGS PTE. LTD. (Company Registration Number 200414772H), a company incorporated in Singapore and having its registered office at 28 Maxwell Road, #04-01 Red Dot Traffic, Singapore 069120 (the “Company”);

All the parties above shall be referred to individually as a “Party” and collectively as the “Parties”.
WHEREAS
(A)	The Company is a private company limited by shares incorporated in Singapore under the Companies Act and as at the date of this Agreement, has an issued share capital as follows:

	Type of Shares	Number of Ordinary Shares
Name of Shareholder	held	on a Converted Basis
Management Capital International Limited	Ordinary Shares	250,000
Management Capital International Limited	Class A Shares	200,000
Infocomm Investments Pte Ltd	Class A Shares	300,000
China Interactive Limited	Class A Shares	300,000
GigaMedia Asia Pacific Limited	Class B Shares	500,000
Bohdi China and India Investments LLC	Class B Shares	208,881
Total number of Shares		1,758,881
(B)
Management Capital International Ltd is a company incorporated in the British Virgin Islands and having its registered office at Portcullis Trustnet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands (“MCIL”);

(C)
Infocomm Investments Pte Ltd (Company Registration Number 199608120R) is a company incorporated in Singapore and having its registered office at 6 Temasek Boulevard, #29-00 Suntec Tower 4, Singapore 038986 (“IIPL”);

(D)
China Interactive Limited (registered number UF36488Z) is a limited liability company incorporated under the laws of the Marshall Islands, whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (“CIL”);

(E)
Bodhi China and India Investments LLC, a limited liability company incorporated in the Republic of Mauritius and having its registered office at International Financial Services Limited, IFS Court, TwentyEight, Cybercity, Ebene, Mauritius (“Softbank”);

(F)
This Agreement sets forth the complete and entire agreement between the Parties and supercedes and replaces any prior subscription agreements entered into among the Parties, whether oral or in writing;

(G)
The Company is a business operating and distributing online games by way of securing the exclusive distribution rights for online internet games or mobile games for distribution in the South East Asia region and to make strategic investments in operating hubs; and

(H)	The Subscriber proposes to subscribe for 10,000,000 Class B Shares at the Issue Price on the terms and subject to the conditions set out in this Agreement (the “Subscription Shares”).
IT IS AGREED as follows:-
1.	INTERPRETATION
1.1	In this Agreement, unless the context otherwise requires:-
“Affiliate” means, in relation to a first person, a second person who Controls, is Controlled by or under common Control with, the first person;
“Articles” means the Articles of Association of the Company as may be further amended from time to time;
“Blizzard” means Blizzard Entertainment International, a division of Coöperatie Activision Blizzard International U.A., a co-operative association, with its corporate seat in Amsterdam and office address at Beechavenue 131 D, 1119 RB Schiphol-Rijk, The Netherlands, registered with the Trade Register under number 34324431;
“Blizzard Warrants” means the warrants issued by the Company pursuant to the Blizzard Warrants Issue;
“Blizzard Warrants Issue” means the proposed issuance of warrants to Blizzard, which shall upon exercise entitle Blizzard to subscribe for a substantial number of shares in the Company, the number of which has not been determined as at the date of this Agreement;
“Board of Directors” means board of Directors of the Company which shall be elected according to the Shareholders’ Agreement;
“Business Day” means any day in Singapore (other than Saturdays and Sundays) on which licensed banks are open for business in Singapore;
“Class A Shares” means such number of redeemable, convertible, participating, preference shares in the capital of the Company, each bearing the terms and conditions as set out in the Articles;
“Class B Shares” means such number of redeemable, convertible, participating, preference shares in the capital of the Company, each bearing the terms and conditions as set out in the

Articles;
“Companies Act” means the Companies Act, Chapter 50 of the Statutes of the Republic of Singapore;
“Completion” means the completion of the subscription of the Subscription Shares in accordance with Clause 5;
“Completion Date” means the date falling three (3) Business Days after all the conditions set out in Clause 3 are satisfied or otherwise waived in writing by the relevant parties hereto;
“Control” means:
(a)
the power (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, contract or otherwise) to appoint and/or remove all or such of the members of the board or other governing body of a person as are able to cast a majority of the votes capable of being cast by the members of that board or body on all, or substantially all, matters, or otherwise to control or have the power to control the policies and affairs of that person; and/or

(b)
the holding and/or possession of the beneficial interest in and/or the ability to exercise the voting rights applicable to shares or other securities in any person (whether directly or by means of holding such interests in one or more other persons) which confer in aggregate on the holders thereof more than fifty per cent (50%) of the total voting rights exercisable at general meetings of that person, and to “Control” or to be “Controlled” shall be construed accordingly;
“Convertible Loan” means the convertible loan made by The9 Limited (the ultimate beneficial of Global Star International Development Limited) to the Company in the aggregate principal amount of US$1,000,000 pursuant to the Convertible Loan Agreement;
“Convertible Loan Agreement” means the convertible loan agreement dated as of April 3, 2009 by and between The9 Limited as lender and the Company as borrower;
“Directors” means the directors of the Company for the time being;
“Directors’ Undertaking” means the directors’ undertaking to be entered into by both Richard Chua Choon Kiat and Roland Ong Toon Wah;
“Encumbrances” means any form of legal, equitable or security interests, including but not limited to any mortgage, charge (whether fixed or floating), pledge, lien (including, without limitation any unpaid vendor’s lien or similar lien), assignment of rights and receivables, debenture, hypothecation, title retention or conditional sale agreement, lease, hire or hire purchase agreement, restriction as to transfer, use or possession, easement, subordination to any right of any other person, and any other encumbrance or security interest whatsoever;
“Employment Agreement” means the employment agreement to be entered into by and between the Company and each of Richard Chua Choon Kiat and Roland Ong Toon Wah;

“Group” means the Company and its subsidiaries;
“IIPL Share Purchase Agreement” means the share purchase agreement to be entered into by and between IIPL and the Subscriber under which the Subscriber purchases from IIPL, a total of 300,000 Class A Shares;
“Investment Committee” means the committee that shall be appointed by the Board of Directors according to the Shareholders’ Agreement;
“Issue Price” means US$1.00 for each Issued Share;
“Legacy/WoW Box Licence and Distribution Agreement” means the licence and distribution agreement to be entered into between Blizzard, the Company and Monsoon, under which Blizzard licenses the Monsoon to market and distribute certain game products titled, inter alia, “World of Warcraft”, “Warcraft 3”, “Diablo 2” and “Starcraft”, as supplemented, varied, amended or replaced from time to time;
“Licence and Distribution Agreements” means the SC2 Box and Subscription Licence and Distribution Agreement and the Legacy/WoW Box Licence and Distribution Agreement;

“Licence Term” means the date on which both of the Licence and Distribution Agreements have been terminated or have expired, provided that if Blizzard or any of its Affiliates enters into any other licence agreements with Monsoon or the Company or any of their Affiliates, then the Licence Term shall be deemed to be extended to the extent of any such extension or new licence agreement term;

“Preference Shareholder” means collectively, the holders of Class A Shares and the holders of Class B Shares, and “Preference Shareholder” refers to any of them;

“Monsoon” means Monsoon Online Pte. Ltd., a wholly-owned subsidiary of the Company, incorporated under the laws of Singapore, which will carry on the business of distributing videogame software and operating online videogames and related services;

“Ordinary Shares” means the ordinary shares in the capital of the Company;
“Record Date” means in relation to any dividend, right, allotment or other distributions, the date as at the close of business, on which members of the Company must be registered in order to participate in such dividend, right, allotment or other distributions;

“SC2 Box and Subscription Licence and Distribution Agreement” means the licence and distribution agreement dated on or around the date of this Instrument among Blizzard, the Company and Monsoon, under which Blizzard licenses the Monsoon to market and distribute certain game products titled “Starcraft II”, as supplemented, varied, amended or replaced from time to time;

“Share Charge” shall have the meaning as set forth in Directors’ Undertaking;
“Shareholders” means the existing shareholders of the Company immediately prior to

Completion;
“Shareholders’ Agreement” means the restated shareholders agreement to be entered into between, inter alia, the Subscriber, MCIL, CIL, GigaMedia, Raffles and the Company to regulate the affairs of the Company and the relationship of the Shareholders of the Company;
“Share Purchase and Loan Transfer Agreement” means the share purchase and loan transfer agreement dated as of November 6, 2009 entered into by and among Global Star International Development Limited, MICL and the Company whereby MICL acquires all rights, interests and entitlements of Global Star International Development Limited in respect of the Convertible Loan and Global Star International Development Limited sells and assigns absolutely its interests therein in favour of MICL;
“Shares” means the Class A Shares, the Class B Shares and the Ordinary Shares;
“South East Asia Region” includes Singapore, Malaysia, Indonesia, Philippines, Thailand, Vietnam and other territories as agreed by the Parties from time to time;
“Subscription Shares” means such number of Class B Shares to be allotted by the Company to the Subscriber which forms the subject of the subscription under the terms and conditions set out in this Agreement, and “Subscription Share” means each of the Subscription Shares;
“Softbank Share Purchase Agreement” means the share purchase agreement to be entered into by and between Softbank and the Subscriber under which the Subscriber purchases from Softbank, a total of 208,881 Class B Shares; and
“US$” means the lawful currency of the United States of America.
1.2
The headings in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement. Unless the context otherwise requires, words (including words defined herein) denoting the singular number only shall include the plural and vice versa. The words “written” and “in writing” include any means of visible reproduction. References to the “Appendix”, “Clauses” and “Recitals” are to be construed as references to the appendix, to Clauses and recitals of this Agreement. Any reference to a sub-Clause or a paragraph is to a sub-Clause or paragraph of the Clause in which such reference appears.

1.3	Any reference to a time of the day is to be construed as Singapore time unless otherwise stated.
2.	THE SUBSCRIPTION
2.1
On the terms and subject to the conditions of this Agreement, the Company agrees to allot and issue an aggregate of 10,000,000 Subscription Shares, and the Subscriber agrees to subscribe and pay for the Subscription Shares at the Issue Price, for an aggregate consideration of US$10,000,000.00 (the “Issue consideration”).

2.2	Subject to full payment by the Subscriber in accordance with Clause 5.1(a), the Subscription Shares shall be allotted and issued by the Company to the Subscriber in accordance with

Clause 5.1(b) free from all claims, charges, liens and other Encumbrances whatsoever, except that they will not rank for any dividend, right, allotment or other distributions, the Record Date for which falls before the issue of such Subscription Shares.

3.	CONDITIONS
3.1	Completion of the subscription of the Subscription Shares under this Agreement is conditional upon:
(a)	the License and Distribution Agreements having been validly executed and being in full force and effect as at the Completion Date;
(b)
the approval of the Shareholders having been obtained for (i) the amendment of the Articles to provide for the rights set out in the Shareholders Agreement and (ii) the allotment and issue of the Subscription Shares to the Subscriber;

(c)	the approval of the Board of Directors of the Company having been obtained for the allotment and issue of the Subscription Shares to the Subscriber;
(d)	the completion of all relevant legal documentation and the receipt of all necessary governmental shareholders’ and regulatory approval for the issuance of the Subscription Shares;
(e)
the issue and subscription of the Subscription Shares not being prohibited by any statute, order, rule or regulation by any legislative, executive or regulatory body or authority of Singapore which is applicable to the Company;

(f)
there having been, as at the Completion Date, no occurrence of any event nor the existence of any fact rendering untrue or incorrect in any respect any of the warranties contained in Clauses 6 and/or 7 of this Agreement if they were repeated on and as of the Completion Date;

(g)
the Subscriber having obtained all necessary external and internal consents and approvals for the transaction, including but not limited to (i) the approval of its board of directors and investment committee, (ii) the internal approval of each co-investor and (iii) all other relevant shareholders’, regulatory and governmental approvals, where necessary;

(h)	the Shareholders Agreement being validly amended and restated by the execution of an amendment and restatement agreement and a restated shareholders agreement, in a form acceptable to the Parties;
(i)
the right of MICL to convert all of the unpaid principal and interest then outstanding of the Convertible Loan under the Convertible Loan Agreement and the Share Purchase and Loan Transfer Agreement shall be terminated;

(j)	the due execution and delivery of Directors’ Undertakings, Employment Agreements and Share Charges by Richard Chua Choon Kiat and Roland Ong Toon Wah;
(k)	the Softbank Share Purchase Agreement having been validly executed and being in full force and effect as at the Completion Date; and
(l)	the IIPL Share Purchase Agreement having been validly executed and being in full force and effect as at the Completion Date.
3.2
The Subscriber may, and upon such terms as it thinks fit, waive in writing compliance with any of the conditions set forth in Clause 3.1 (save for Clauses 3.1(a), 3.1(c), 3.1(d), and 3.1(e)) and any condition so waived shall be deemed to have been satisfied.

3.3
If any of the conditions set forth in Clause 3.1 are not satisfied by the date falling 60 days after the date of this Agreement (or such later date as extended by agreement between the Parties) (the “Long-Stop Date”), then the provisions of this Agreement shall (other than this Clause 3.3, Clause 9 (Indemnities), Clause 10 (Costs and Expenses), Clause 11 (Confidentiality and Non-Disclosure), Clause 12 (General Provisions), Clause 13 (Notices), Clause 16 (Governing Law and Jurisdiction) and Clause 18 (Contracts (Rights of Third Parties) Act) from such date ipso facto cease and determine and none of the Parties shall have any claim against the other for costs, damages, compensation or otherwise save in respect of any antecedent breach of this Agreement.

4.	USE OF PROCEEDS
4.1	The Parties agree that the proceeds from the issue of Subscription Shares shall be used for the following purposes:
(a)
funding the launch, distribution and marketing of Blizzard’s game related products (namely StarCraft II on Battle.Net v2 or its equivalent) and other Blizzard legacy suite products in the South East Asia Region;

(b)	working capital and general operating expenses of the Company as approved by the Board of Directors;

(c)	repayment of all loans provided by Roland Ong or CIL or MCIL to IAH; and

(d)	any other investments approved by the Investment Committee.
5.	COMPLETION
5.1
Subject to the terms and conditions of this Agreement, Completion shall take place on the Completion Date, after the last of the conditions precedent set out in Clause 3.1 are satisfied or waived, at the office of the Company (or at such other place as may be agreed between the Parties) where all (and not some only) of the following shall take place:

(a)	The Subscriber shall make a payment of the Issue Consideration to the Company by bank transfer or telegraphic transfer to the account of the Company, the details of which are set out below:

Beneficiary Bank:	Citibank Singapore Limited

Swift Code:	CITISGSG
Address:	23 Church Street #02-01 Capital Square, Singapore 049481
Bank code:	7214
Branch code:	011
Bank account number:	0-437486-034
(b)	the Company shall, against payment by the Subscriber of the amount referred to in Clause 5.1(a):
(i)	allot and issue the Subscription Shares to the Subscriber;
(ii)	issue new share certificates in respect of the Subscription Shares in favour of the Subscriber; and
(iii)	enter the name of the Subscriber as holder of the Subscription Shares in the register of members of the Company.
5.2	If for any reason or if in any other respect the provisions of this Clause 5 are not fully complied with by any Party, the Party that is not in default shall be entitled:-
(a)
to elect to terminate this Agreement as against the Party in default without prejudice to any other rights or remedies which the non-defaulting Party may be entitled under this Agreement or under any applicable laws; or

(b)
to effect Completion so far as practicable having regard to the defaults which have occurred without prejudice to any other rights or remedies which the non-defaulting Party may be entitled under this Agreement or under any applicable laws; or

(c)	to specifically perform this Agreement without prejudice to any other rights or remedies which the non-defaulting Party may be entitled to under this Agreement and/or any applicable laws; or
(d)
to fix a new date for Completion (not being more than fourteen (14) days after the date set by Clause 5.1), in which case the foregoing provisions of this Clause shall apply to Completion, as so deferred.

6.	WARRANTIES AND UNDERTAKINGS BY THE COMPANY
6.1	The Company agrees and undertakes to the Subscriber that:
(a)	it shall comply with or procure that its Directors comply with all relevant statutory and regulatory requirements pertaining to the allotment and issue of the Subscription Shares;
(b)
save for the Blizzard Warrants Issue, it will not, prior to Completion without the prior written consent of the Subscriber undertake any capital reduction, bonus issue, stock split or do anything to its share capital or reserve or allot any shares or enter into any agreement or undertaking to do the same (otherwise than in accordance with this Agreement);
(c)	it shall grant the Subscriber the right to nominate:
(i)	one director for appointment to the Board of Directors of the Company; and
(ii)	one member of the Investment Committee,
subject to the prevailing laws in Singapore and the Articles, including the requirement for retirement by rotation and re-election of such directors and the appointment and removal of such directors as prescribed by law and the Articles; and
(d)	it shall do all other things and sign or execute such documents as may be required by law or any agreement to which it is a party in order to complete the issue of the Subscription Shares;
6.2	The Company warrants to the Subscriber that:
(a)	the issue of the Subscription Shares, the execution and delivery, and the compliance by the Company with the terms of this Agreement:
(i)
do not and will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, the Memorandum and Articles of the Company or any existing law or regulation applying to or affecting the Company; and

(ii)
do not and will not infringe the terms of, or constitute a default under or caused to be exceeded any limit imposed by any trust deed, agreement or other instrument or obligation to which the Company or any of its undertakings, assets, property or revenues are bound;

(b)
the performance of the obligations to be assumed by the Company hereunder and the issue of the Subscription Shares and the execution and issue by the Company of share certificates for the Subscription Shares have been or will be duly authorised by all necessary corporate actions of the Company on or before the Completion Date;

(c)	as at Completion Date:
(i)
it is not or will not be in violation of any applicable statute, rule, regulation, order or restriction or any instrumentality or agency thereof in respect of the conduct of its business as currently conducted and as proposed to be conducted or the ownership or in respect of the use of or leasehold interest in its properties;

(ii)
all consents, permits, approvals, orders, authorizations or registrations, qualifications, designations, declarations or filings by or with any governmental authority and any third party which are required to be obtained or made by it in connection with the consummation of the transactions contemplated hereunder has been obtained or made prior to and be effective as of Completion; and
(iii)
it has and will maintain all franchises, permits, licenses and any similar authority necessary for the conduct of its business as currently conducted and as proposed to be conducted and is not in default under any of such franchises, permits, licenses or other similar authority; and

(d)
as at the Completion Date, save for the Class B Shares and the Blizzard Warrants (if issued), there are no outstanding options, warrants or other rights convertible into Shares or any agreements or arrangements to issue options, warrants or other rights convertible into Shares;

6.3	Save as disclosed to the Investor in writing prior to the date of this Agreement or in information which is publicly available, the Company further warrants to the Investor that:
(a)
this Agreement constitutes valid, binding and enforceable obligations of the Company in accordance with its terms and the execution by the Company of this Agreement has been duly authorised by all necessary corporate actions of the Company;

(b)
as at Completion Date, to the best knowledge of the Company, no step has been taken by the Company or the Shareholders nor have any legal proceedings been started or threatened for the dissolution of the Company or for the appointment of a receiver, judicial manager, trustee or similar officer of the Company;

(c)
as at Completion Date, it is duly organised, validly existing and in good standing under, and by virtue of, the laws of the place of its incorporation or establishment and has all requisite power and authority to own, lease and use its properties and assets and to carry on its business as now conducted and as proposed to be conducted, and to perform each of its obligations hereunder and under any agreement contemplated hereunder to which it is a party; and

(d)
the audited financial statements of the Company for the year ended 31 December 2009 (i) have been prepared in accordance with all applicable laws and the Singapore Financial Reporting Standards, (ii) where audited, are unqualified by the external auditors of the Company, and (iii) present a true and fair view, in all material respects, of the financial condition, results of operations, shareholders equity and cash flow of the Company and the Group as of, and for the period ended 31 December 2009.

6.4
Each of the representations, warranties and undertakings above shall be separate and independent and shall not be limited by anything in this Agreement. The representations, warranties and undertakings given under or pursuant to this Clause 6 shall not in any respect be extinguished or affected by Completion except by a specific and duly authorised waiver or release in writing by all relevant persons.

7.	WARRANTIES AND UNDERTAKINGS BY THE SUBSCRIBER TO THE COMPANY

7.1	The Subscriber hereby represents, warrants and undertakes to the Company that:
(a)	it has taken all necessary action to enable it to enter into this Agreement;
(b)
its obligations under this Agreement are valid, binding and enforceable in accordance with its terms and the execution by the Subscriber of this Agreement has been duly authorised by all necessary corporate actions of the Subscriber;

(c)	it has the capacity to carry out the transactions contemplated herein and this Agreement constitutes its legal valid and binding obligations enforceable by the Company in accordance with its terms;
(d)	its entry into, and/or performance of its obligations under, this Agreement do not and will not:
(i)	violate any law or regulation binding on or applicable to it;
(ii)
do not and will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, its Memorandum and Articles or any existing law or regulation applying to or affecting it; and

(iii)
do not and will not infringe the terms of, or constitute a default under or caused to be exceeded any limit imposed by any trust deed, agreement or other instrument or obligation to which it, or any of its undertakings, assets, property or revenues are bound;

(e)	it has or will have all the necessary licenses and consents to carry out its obligations under this Agreement;
(f)
it is duly organised, validly existing and in good standing under, and by virtue of, the laws of the place of its incorporation or establishment and has all requisite power and authority to own, lease and use its properties and assets and to carry on its business as now conducted, and to perform each of its obligations hereunder and under any agreement contemplated hereunder to which it is a party;

(g)	it has never given any corporate guarantee in favor of any third party;
(h)
it shall consent, and agree to waive any anti-dilution and/or pre-emption rights it may possess under the Shareholders Agreement and Articles of the Company in relation to the Blizzard Warrants Issue; and

(i)
during the License Term, it shall consent not to exercise any right to require the Company to redeem in cash the Class B Shares, whether pursuant to a right of the Preference Shareholder under the Shareholders’ Agreement or under the Articles of the Company.

7.2
Each of the representations, warranties and undertakings above shall be separate and independent and shall not be limited by anything in this Agreement. The representations, warranties and undertakings given under or pursuant to Clause 7.1 above shall not in any respect be extinguished or affected by Completion except by a specific and duly authorised waiver or release in writing by the Company.
8.	TERMINATION
8.1
If there shall have come to the notice of a Party (the “Non-Defaulting Party”) of any breach of the warranties and undertakings contained in Clause 6 and/or Clause 7 by the other Party as the case may be (the “Defaulting Party”) which is not remedied (to the satisfaction of the Non-Defaulting Party) within seven (7) days of the receipt of a written notice by the Defaulting Party from the Non-Defaulting Party notifying of such breach, the Non-Defaulting Party may thereafter at any time prior to Completion Date by notice in writing to the Defaulting Party terminate this Agreement and thereupon no Party shall have any claim against the other save as provided for under this Agreement.

8.2
Upon such notice referred to in Clause 8.1 being given, this Agreement shall terminate forthwith and the Parties hereto shall be released and discharged of their obligations, but shall be without prejudice to any liability which at the time of termination has already accrued to the other Party or any liability arising or maturing after such termination as a result of any breach, omission committed or omitted prior to such termination. Subject to the aforesaid, this Agreement shall be of no further effect and neither Party hereto shall be under any liability to the other Party in respect of this Agreement.

9.	INDEMNITIES
Each Party (“Indemnifying Party”) hereby irrevocably undertakes to keep the other (“Indemnified Parties”) fully and effectively indemnified against all losses, costs, damages, claims, demands, actions, proceedings, liabilities and expenses whatsoever (including but not limited to all legal costs or attorney’s fees on a full indemnity basis) that the Indemnified Parties may incur or suffer in connection with or arising from any material breach of any of the warranties in Clause 6 and/or Clause 7, and/or default by the Indemnifying Party of its obligations under this Agreement. Any liability to the Indemnified Parties hereunder may in whole or in part be released, compounded or compromised or time or indulgence given by the Indemnified Parties in its absolute discretion without in any way prejudicing or affecting its rights against the Indemnifying Party. Any release or waiver or compromises shall be in writing and shall not be deemed to be a release, waiver or compromise of similar conditions in future.
10.	COSTS AND EXPENSES
Subject to the terms and conditions of this Agreement, each Party shall bear its own costs and expenses including all related legal costs, fees and expenses (including but not limited to lawyers, accountants, technical consultants and other professional parties) reasonably incurred by the Parties in relation to the negotiation, preparation, execution and implementation of this Agreement and each document referred to therein.

11.	CONFIDENTIALITY AND NON-DISCLOSURE
11.1
The terms and conditions of this Agreement as well as any other documents and information given by any Party pursuant to the Subscription and this Agreement (collectively, the “Subscription Terms”) (including their existence) shall be considered confidential information and unless the prior written consent of the other Party is obtained, shall not be disclosed by any Party hereto to any third party except in accordance with the provisions set forth below; provided, however, that such confidential information shall not include any information that is in the public domain other than caused by the breach of the confidentiality obligations hereunder.

11.2
Any press release issued by any Party shall not disclose any of the Subscription Terms and the final form of such press release shall be approved in advance in writing by the other Party. No other announcement regarding any of the Subscription Terms in a press release, conference, advertisement, announcement, professional or trade publication, mass marketing materials or otherwise to the general public may be made without the prior written consent of the Parties.

11.3
After Completion, any Party shall be entitled to disclose its investment in the Company and the terms thereof to third parties or to the public. In such event, the Party disclosing the information shall furnish the other Parties such information with prompt written notice of the fact. Without limiting the generality of the foregoing, the Subscriber and the Company Directors designated by the Subscriber shall be entitled to disclose the Subscription Terms and other information related to the Company for the purposes of fund reporting or inter-fund reporting or to their fund manager, other funds managed by their fund manager or to their respective affiliates, auditors, professional advisers, directors, officers, employees, shareholders or investors.

11.4	Notwithstanding the foregoing, any Party may disclose:
(a)	such information that may be required to be disclosed pursuant to any competent governmental or statutory authority or pursuant to statute, rules or regulations of any relevant regulatory body; and
(b)	any information which is required to be disclosed pursuant to any legal process used by any court or tribunal in Singapore or elsewhere,
PROVIDED that any Party disclosing information pursuant to this Clause 11.4 shall exercise reasonable efforts to obtain reliable assurance that such information disclosed shall be kept confidential.
12.	GENERAL PROVISIONS
12.1
This Agreement (together with any documents referred to herein) contains the entire agreement and understanding of the Parties and supersedes all prior agreements, understandings or arrangements (both oral and written) relating to the subject matter of this Agreement.

12.2
This Agreement shall not be capable of assignment without the prior consent in writing of all the Parties hereto but, subject hereto, shall be binding on and shall enure to the benefit of each Party’s successors and permitted assigns.

13.	NOTICES
13.1
Any notice or other communication to be given under this Agreement shall be in writing and shall be deemed to have been duly served on, given to or made in relation to a Party if it is left at the authorised address of that Party, posted by pre-paid airmail/first-class/registered post addressed to that Party at such address, or sent by facsimile transmission to a machine situated at such address and shall if:

(a)	personally delivered, be deemed to have been received at the time of delivery;
(b)	sent by post, be deemed to have been received on the seventh (7th) Business Day after posting; and
(c)
sent by facsimile transmission, be deemed to have been received upon receipt by the sender of a facsimile transmission report (or other appropriate evidence) that the facsimile has been transmitted to the addressee,

PROVIDED that where, in the case of delivery by hand or post or facsimile transmission, delivery or transmission occurs after 6.00 pm on a Business Day or on a day which is not a Business Day, receipt shall be deemed to occur at 9.00 am on the next following Business Day.
13.2
For the purposes of this Clause the authorised address of each Party shall be the address set out below (including the details of the facsimile number and person for whose attention a notice or communication is to be addressed) or such other address (and details) as that Party may notify to the other in writing from time to time in accordance with the requirements of this Clause:

The Company
INFOCOMM ASIA HOLDINGS PTE. LTD.

Address:	28 Maxwell Road, #04-01 Red Dot Traffic,Singapore 069120
Facsimile No:	(65) 6294 9345
Attention:	Ong Toon Wah
The Subscriber
GIGAMEDIA ASIA PACIFIC LIMITED

Address:	The Centrium, 22/F, 60 Wyndham Street, Central, Hong Kong
Facsimile No.:	(852) 31669831
Attention:	Chief Executive Officer, Arthur Wang and General Counsel

Copy to:
GIGAMEDIA LIMITED

Address:	The Centrium, 22/F, 60 Wyndham Street, Central, Hong Kong
Facsimile No.:	(852) 31669831
Attention:	General Counsel
14.	TIME OF ESSENCE
Any time or period mentioned in any provision of this Agreement may be extended by mutual agreement between the Parties but as regards any time, date or period originally fixed or any time, date or period so extended as aforesaid time shall be of the essence.
15.	SEVERABILITY
If at any time any one or more of the provisions hereof is or becomes illegal, invalid or unenforceable in any respect under the applicable laws of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof, nor the legality, validity or enforceability of such provision under the applicable laws of any other jurisdiction, shall in any way be affected or impaired thereby.
16.	GOVERNING LAW AND JURISDICTION
16.1	This Agreement shall be governed by, and construed in accordance with, the laws of Singapore.
16.2	The Parties hereto agree to be subject to the non-exclusive jurisdiction of the Courts of Singapore.
17.	COUNTERPARTS
This Agreement may be signed in any number of counterparts each of which shall together constitute one and the same agreement. Any party may enter into this Agreement by signing any such counterpart. Each counterpart may be signed and executed by the Parties and transmitted by facsimile transmission and shall be as valid and effectual as if executed as an original.
18.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT
The Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore, as may be modified, re-enacted, amended, supplemented or reconstituted from time to time, shall not under any circumstances apply to this Agreement and any person who is not a party to this Agreement shall have no right whatsoever to enforce this Agreement.

IN WITNESS whereof this Agreement has been entered into the day and year first above written.

THE SUBSCRIBER

Signed by	)
)
for and on behalf of	)
GIGAMEDIA ASIA PACIFIC LIMITED	)

THE COMPANY

Signed by	)
)
for and on behalf of	)
INFOCOMM ASIA HOLDINGS PTE. LTD.	)